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                            February 28, 2023

       Mu Hongwei
       Chief Executive Officer
       Chijet Motor Company, Inc.
       Sertus Chambers
       Governors Square, Suite #5-204
       23 Lime Tree Bay Avenue, P.O. Box 2547
       Grand Cayman, KY1-1104, Cayman Islands

                                                        Re: Chijet Motor
Company, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted February
13, 2023
                                                            CIK No. 0001957413

       Dear Mu Hongwei:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-4 submitted February 13, 2023

       JWAC's Board of Directors' Reasons for the Approval of the Business Combination, page 174

   1. We note your revisions in response to comment 27 and reissue in part. Please expand your disclosure to
include the actual assumptions discussed and financial prospects that the JWAC board
considered. For example, please describe and quantify the assumptions regarding industry
performance, general business and economic conditions, and
                                                        "numerous other
matters."
 Mu Hongwei
FirstName LastNameMu   Hongwei
Chijet Motor Company, Inc.
Comapany28,
February  NameChijet
             2023    Motor Company, Inc.
February
Page 2 28, 2023 Page 2
FirstName LastName
        You may contact Kevin Stertzel at (202) 551-3723 or Andrew Blume at
(202) 551-3254
if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Erin Purnell at
(202) 551-3454 with
any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Arthur Marcus, Esq.